Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

GulfMark Offshore, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of GulfMark Offshore, Inc. of our report dated February 24, 2014, with respect to the consolidated balance sheets of GulfMark Offshore, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which appear in the December 31, 2013 annual report on Form 10-K of GulfMark Offshore, Inc.

/s/ KPMG LLP

Houston, Texas

July 21, 2014